EXHIBIT 99.3
(cover):


graphic of word "before"

Darling International Inc.
1996 Annual Report

                                     -Pg 7-
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(inside front cover):

graphic of the word "after"

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(Page 1)


Darling International Inc. is the largest independent recycler of food processing by-products in the United States. The company was founded in 1882 in Chicago, Illinois and has grown to include 47 plants nationwide. Darling continues its commitment to be the quality leader of the industry, with 11 plants certified under the international quality standard ISO 9002. Darling is the only publicly traded company in its industry, with its stock listed on the NASDAQ National Market System under "DARL."

(graphic:  United  States map with plant  locations  marked)
 caption: "Darling maintains the largest geographic presence of any food processing by-products recycler in the nation, increased further by the 1996 entry into the Southeast region."


TABLE OF CONTENTS
-------------------------------------------------------
Financial Highlights                         1
Letter to the Shareholders                   2
Overview                                     4
Selected Financial Data                     13
Management's Discussion and Analysis        14
Statements of Operations                    18
Balance Sheets                              19
Statements of Stockholders' Equity          20
Statements of Cash Flows                    21
Notes                                       22
Auditors' Report                            34
Stock Information                           35
Corporate Information                       36


FINANCIAL HIGHLIGHTS
(in thousands of dollars except per share data)

                                                1996                   1997
Operating data
   Net sales                                 $488,914               $421,608
   Operating profit                            27,436                 36,109
   Operating cash flow*                        55,047                 58,685
   Net income                                   7,674                 14,380
   Earnings per share                           1.38                   2.70
Balance sheet data
   Working capital surplus
      (deficiency)                        $    (8,015)             $  12,936
   Total assets                               329,645                266,062
   Current portion of debt                     15,598                  9,060
   Total long-term debt
     less current portion                     138,173                117,096
   Stockholders' equity                        64,033                 54,833
Other data
   Capital expenditures                     $  28,631              $  24,636

*Operating profit plus depreciation and amortization.


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(Page  2)

(illustrative graph:  Operating Cash Flow)

To Our Stockholders,

     1996 was a year of both challenge and change for your company. Our industry and our company faced challenges that dictated change in our operation of the company, as well as our approach to the market. When viewed in light of this necessary transition, although the 1996 results are somewhat disappointing, I believe we have put in place the building blocks for future growth in earnings.

     Our 1996 revenues of $488 million exceeded 1995 revenues by 16%. We experienced significant internal growth, as well as growth by acquisition. Operating profits decreased from 1995 to 1996, primarily due to two factors: 1) over $5 million in increased depreciation related to acquisitions and other capital expenditures, and 2) a $6.1 million provision for the resolution of the previously reported Blue Earth, Minnesota, environmental situation. While these items adversely affected our net profits, cash flow from our operations were up by more than 4% after eliminating the one-time costs of Blue Earth.

     One of 1996's challenges was the uncertainty caused by the "Mad Cow disease" in the U.K. This disease has prompted the Food and Drug Administration to propose new regulations aimed at preventing the disease in the U.S., where there has not been a single case to date. Although we continue to believe that the proposed new FDA regulation of the rendering industry is not warranted, we have assessed the expected impact of the new rules and believe the company can respond in a manner that will minimize any adverse effects.

     Among our acquisitions was the addition of International Processing Corporation (IPC). This new member of the Darling family is the largest recycler of bakery and confectionery by-products in the country. These by-products are recycled back into animal feeds as an excellent source of energy. Bakery by-product prices are largely determined by corn prices. Despite the crash of the corn market shortly after the completion of this acquisition, we remain confident that new IPC management will make bakery recycling an important long-term contributor to the growth and value of our company.

     Our research and new product development activities made major strides during the year. We are presently gearing up commercial manufacture of the first of our "Esteem" family of value-added products. These "special use" products are the result of using new technologies to further process certain of our current products. Advances in food animal production systems have created the need for a new generation of feedstuffs. Darling Research and Technology department is working diligently to fill this need.

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(illustrative graphic:  Stockholders' Equity)

     Our focus on quality continued with six additional plants being certified by the international quality standard ISO 9002, bringing the total to eleven. We remain the only ISO-certified renderer in North America. This attention to strict quality documentation and guidelines has opened doors for Darling products in international markets demanding ISO-caliber production and marketing procedures.

     Our CleanStar 2000(TM) system for the collection of used restaurant cooking oil continues to receive extremely positive reviews from the market. A patent for this system was issued on March 11, 1997. This new system has many advantages for the restaurant operators. It allows for safer handling of used cooking oil and a cleaner, more presentable environment in and around the restaurant kitchen, as well as greater security for restaurant employees. The in-house inventor of CleanStar received the first Darling Extraordinary Achievement Award for his idea and efforts to make the system commercially viable. Innovation is encouraged at all levels of the Darling organization.

     As in the past, we will continue to place significant emphasis on the growth of our businesses and earnings while paying increased attention to the efficiency of our asset management. We will continue our previously stated goal of increasing current and long-term profitability of our company through investment in growth businesses and the development of value-added products and services. At the same time, we will continue to develop stretch goals in the areas of our current core businesses where the returns can be expected to be above our self-imposed threshold. In cases where we have locations or businesses that are of limited potential, we will proceed with divestiture plans and will redeploy the capital from these underperforming assets into investments that meet our return criteria.

     Fiscal 1996 brought many challenges and changes. We have reacted to these changes and responded to the challenges. Thanks to the loyalty and commitment of almost 2,000 dedicated employees, our company continues to grow and prosper. The difficulties we faced last year have made us stronger, smarter, and more committed to the improvement of our company for the benefit of our employees and for our stockholders who have put their faith in us. Our goal is to increase the value of your investment while making each stockholder proud to be a part of the culture that is Darling.

                                              /s/  Dennis B. Longmire
                                                      Chairman of the Board
                                                      Chief Executive Officer
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(illustrative graph:  Interest Expense)

SOMETHING FROM NOTHING

Providing the world with high quality, useable ingredients derived from food by-product materials is the foundation of Darling's success. From its simple, though essential, beginnings in the meat-packing industry, Darling has been serving the food industry for over a century; yet this indispensable collection service to the food industry often goes unnoticed.

Darling International is the largest independent food waste recycler in the country, with forty-seven operating facilities nationwide processing 6.2 billion pounds of food by-products in 1996. This service, followed by state-of-the-art reprocessing, enables Darling International to recycle these food by-products into useful finished products and ingredients for use in the agricultural and oleochemical industries.

The Company's diversified raw material sources provide a wide range of finished products which are sold as essential ingredients to customers around the world. These customers range from large animal feed producers, poultry and swine integrators, and pet food manufacturers to oleochemical, soap and detergent companies with markets worldwide. These industries use Darling's high quality products to manufacture consumer goods that surround each of us each day.

Darling's products are ultimately found in the cars you drive, in the paint on your home, in the fertilizer that greens your lawn, in your pet food, and in your shampoo and shaving creams. It is Darling's job to take the befores that no one wants and to help turn them into the afters that the world uses every day.

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(Illustration full page - captions below)

Before

Used Restaurant Cooking Oil is a Darling source of raw material targeted for future growth. Because of stringent regulations regarding disposal of commercial cooking oil, Darling's collection and recycling services provide an environmentally sound solution for restaurants.

After

The used restaurant oil is refined into yellow grease, sold primarily to the agricultural industry as an ingredient for animal feed. It is also sold to consumer and industrial manufactures for use in lubricants, concrete, dyes and inks, rubber and plastics, and numerous other products.

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(Page 6)


To maintain its leadership role in the industry and enhance shareholder value, Darling has begun to focus on the creation of value-added products and the introduction of innovative restaurant services to collect used cooking oil. It is anticipated these areas will provide significant opportunities for future growth and profits to complement the company's commodity driven rendering business.


ENHANCING OUTLOOK

Darling's Research and Technology department has been diligently working in areas that promise tremendous opportunity to bring higher valued feed ingredients to market, respond to customer needs for detailed nutritional information on standard products, and raise the industry's quality standards.

In 1996, a new product line was introduced under the brand name Esteem Products, featuring value-added products that are planned to be marketed in 1997. One of these products, Peptide-Plus, creates a new market niche for Darling, representing a new era in advanced peptide nutrition for the growth of pigs. Other products are in various development stages and offer encouraging prospects for future market growth.


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(Page 7)

(illustrative graph:  Return on Stockholder's Equity)

Adding value to the Company's product lineup also involves enhancing the quality of existing products. Through the industry's and Darling's combined research endeavors, more progress has been made in improving amino acid digestibility in the past eight years than was accomplished in the past twenty-five. In addition, Darling is working with a computer software company to bring complete analyses of all its products directly to the customer for formulation within the customer's in-house system. Complete ingredient analysis gives the customers the information they need on a timely basis and Darling an advantage in the marketplace. In 1996, Darling began to implement industry-specific leading-edge technology that will enable a quick response to customers' requests for advanced product information. This use of Near Infra-Red (NIR) in the Detroit facility provides rapid determination of product analysis and assists the plant in monitoring to ensure consistent production quality.

Bringing customers the products and services they need with the quality they expect is backed by Darling's commitment to the international quality standard of ISO-9002. As of January 1997, 11 Darling plants and the Dallas Marketing department have been certified, with 3 other facilities just months away from certification. In addition to ISO-9002, the Company's continuing commitment to customer satisfaction prompted the formation of Darling's Quality Leadership Council (QLC), charged with upgrading Company-wide quality standards that will distinguish Darling from its competitors.

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(Page 8)

(Illustration full page - captions below)

Before

Bakerage By-Products are a new raw material source for Darling. Excess or below-spec product and broken or stale goods are collected from bakeries, confectioners, and cookie and snack manufacturers.

After

The collected bakerage by-products are reprocessed into a high-energy animal feed additive called dried bakery product, which is sold to animal feed and pet food manufacturers. Dried bakery product also offers research and development opportunities for value-added products.

(Page 9)

(illustrative graph:  Operating Cash Flow/Interest)

Darling International's innovative lead was enhanced by another year of growth and expansion. Among several acquisitions completed in 1996, the acquisition of Atlanta-based International Processing Corporation (IPC) diversified Darling's raw material sources to include such food industries as bakeries, snack food producers, confectioners, and pasta manufacturers. IPC converts the returns and overruns from these industries into a high energy ingredient used in poultry, livestock and pet feeds. This acquisition not only gave the company a needed entree in the Southeast, but also brought with it a new finished product to Darling's lineup, dried bakery product.


QUICK SERVICE FOR FAST TIMES

Keeping ahead of a world on the move, Darling has identified and answered the service needs of an ever growing quick service restaurant (QSR) industry with the CleanStar2000 system. This premium service product is designed for the high volume demands of QSR's and is a vital addition to Darling's already extensive cooking oil recycling service. Over 50% of the QSR volume is now drive-thru business and this ratio continues to increase. With customers on the go, restaurants demand dependable oil collection service that saves time and money, while improving the outer appearance of their drive-thru facilities.

(Page 10)

The patented CleanStar 2000 storage system allows the restaurant to automatically collect the used cooking oil in a nationally approved indoor storage unit. Used oil is either pumped directly from the fryer through a thermal hose or is transported from the fryer in a specially-designed caddie. When the unit is ready to be emptied, it is accessed via an outdoor valve by a CleanStar collection vehicle. This is a safer and more efficient alternative to the traditional means of having used oil hand-carried out the back door late at night and then lifted and disposed into the recyclers' bin. In addition to providing a clean, environmentally friendly solution to cooking oil collection, CleanStar 2000 gives restaurant owners other significant benefits. These include eliminating spills, back injuries, burns, slips, falls, and the security risk of opening a restaurant's back door late at night.

Darling tested this new service idea in 1995 and received favorable responses that lead to the new product roll-out in 1996. By January 1997, the CleanStar 2000 system had been widely accepted in ten metropolitan market areas with 3,000 units installed. Still in its infancy, the CleanStar 2000 system offers great promise for Darling and the customers it serves.

(Page 11)

(Illustration full page - captions below)

Before

Animal Processing By-Products are the raw materials at the core of Darling's recycling business. Darling collects by-products from meat-packing plants as it has since the Company's beginnings in the 1800's, as well as from butcher shops, grocery stores, and independent meat and poultry processors.

After

The collected material is processed into oils and protein products sold to agricultural, oleochemical and soap manufacturers for use in animal feeds, paints, pharmaceuticals, and a variety of consumer and industrial products. Darling also provides hides to the leather goods and automobile industries.


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(Page 12)

(illustrative graph:  Sales)

A WORLD OF OPPORTUNITY

American Made . . . World Renowned!

Darling is indeed a provider of quality products to the global marketplace. The Company's finished products have found a home in over 33 countries, with the list growing each year. Its centralized marketing department and geographically diverse production facilities provide the flexibility to tailor sales as market demand shifts from one region to another. From the soap manufacturer in Japan and the feed manufacturer in Egypt, to the pet food manufacturer in the United States, Darling's experienced sales team monitors daily market trends and provides high quality products around the world.

Long-term relationships built over the years have earned Darling a trust not easily won in overseas markets. The Company's commitment to the international quality standard, ISO-9002, has helped strengthen and build corporate partnerships. Darling's excellent worldwide performance is supported by a professional export staff whose knowledge of international trade makes doing business convenient from anywhere in the world.

The Company's commitment to quality, research, and opportunistic growth ensures that Darling will continue to take the befores a modern society leaves behind and provide the materials for producing the afters the worldwide consumer needs and desires.


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(Page 13)


SELECTED FINANCIAL DATA

The following sets forth selected financial information regarding the Company's consolidated results of operations and financial position for the periods and dates indicated. The selected financial data presented under the captions "Statement of operations data" and "Balance sheet data" should be read in conjunction with the consolidated financial statements and notes thereto and the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.


For Fiscal Year Ended Saturday nearest Dec. 31 of:
                                                                                                  Predecessor
                                                                                            -----------------------
                                                1996           1995           1994           1993           1992
                                                     (amounts in thousands, except per share data)
Operating Data:
   Net sales                                   $488,914       $421,608       $354,333       $332,780       $330,550

   Cost of sales and operating expenses         395,025        336,248        282,908        269,979        264,078
   Selling, general and administrative           32,767         26,675         25,680         21,139         21,303
   expenses
   Depreciation and amortization                 27,611         22,576         19,871         18,975         21,304
   Provision for loss contingencies               6,075              -              -          1,595              -
                                                -------        -------       --------        -------        -------

   Operating profit                              27,436         36,109         25,874         21,092         23,865
                                                =======        =======       ========        =======        =======

   Interest expense                              12,994         13,311         15,206         29,644         31,230
   Income tax expense                             7,305          8,740          3,391          8,464          1,449
   Net income (loss) attributable to
      outstanding common stock                 $  7,674       $ 14,380       $  7,357       $220,029       $(24,692)
                                                =======        =======        =======        =======        =======

   Primary earnings (loss) per common           $  1.38       $   2.70       $   1.47       $  43.94       $  (4.93)
                                                 ======        =======        =======        =======        =======
      share
   Primary weighted average common share
      and common share equivalents                5,544          5,322          5,000          5,008          5,011
                                                 ======        =======         ======         ======        =======

Balance Sheet Data:
   Working capital (deficiency)                  (8,015)        12,936         (2,959)          (281)      (308,243)
   Total assets                                 329,645        266,062        245,505        236,294        155,097
   Total debt                                   153,771        126,156        120,709        133,664        248,510
   Stockholders' equity (deficit)                64,033         54,833         39,482         27,027       (270,851)
   Capital expenditures                          28,631         24,636         17,822         16,320         14,274

       (1) Effective December 29, 1993, the Company consummated a settlement agreement of a class action lawsuit and applied fresh start reporting. As a result, the consolidated financial information for the periods after the application of fresh start reporting is presented on a different basis than that for the prior periods, and therefore is not comparable. See Note 3 to the consolidated financial statements.



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(Page 14)

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion of the Company's financial condition and results of operations should be read in conjunction with the historical consolidated financial statements and notes thereto.



RESULTS OF OPERATIONS

Fiscal Year Ended December 28, 1996 ("Fiscal 1996") Compared to Fiscal Year Ended December 30, 1995 ("Fiscal 1995")

                                     General

         The Company recorded net earnings of $7.7 million for Fiscal 1996 compared to net earnings of $14.4 million for Fiscal 1995. The decrease was primarily due to: 1) a $6.1 million provision for loss contingency recorded in Fiscal 1996 to cover estimated costs related to environmental violations at the Company's Blue Earth, Minnesota plant; and 2) approximately $5 million in depreciation and amortization expense related to acquisitions and capital expenditures. Additionally, as a result of an extreme fourth quarter 1996 drop in the price of corn, bakerage operating margins were not adequate to offset the related depreciation, amortization and interest costs associated with the acquisition of IPC. Operating profit before the provision for loss contingency decreased from $36.1 million in Fiscal 1995 to $33.5 million in Fiscal 1996. Interest expense decreased from $13.3 million in Fiscal 1995 to $13.0 million in Fiscal 1996, primarily due to decreased interest rates.

                                    Net Sales

         The Company collects and processes animal by-products (fat, bones and offal), used restaurant cooking oil, and bakery by-products to produce finished products of tallow, meat and bone meal, yellow grease, and dried bakery product. Sales are significantly affected by finished goods prices, quality of raw material, and volume of raw material. Net sales include the sales of produced finished goods as well as finished goods purchased for resale, which constitute less than 10% of the total. During Fiscal 1996, net sales increased 16.0%, to $488.9 million as compared to $421.6 million during Fiscal 1995.

         Of the increase in sales in Fiscal 1996, approximately $31.6 million was due primarily to the acquisitions of Standard Tallow Company ("Standard
Tallow") and International Processing Corporation ("IPC"). The remainder was primarily due to improvements in finished goods prices and increases in the volume of raw materials processed, offset by yield reductions due to raw material quality. The Company experienced significantly higher domestic finished market prices while overseas markets were considerably depressed compared to the prior year. Compared to Fiscal 1995, the Company's average yellow grease prices were 8.6% higher during Fiscal 1996. Average tallow prices were 1.8% lower during the same period. Average meat and bone meal prices were 31.3% higher during Fiscal 1996 as compared to Fiscal 1995.

                      Cost of Sales and Operating Expenses

         Cost of sales and operating expenses includes prices paid to raw material suppliers, the costs of product purchased for resale, and the cost to collect and process the raw material. The Company utilizes both fixed and formula pricing methods for the purchase of raw materials. Fixed prices are adjusted where possible as needed for changes in competition and significant changes in finished goods market conditions, while raw materials purchased under formula prices are correlated with specific finished goods prices.

         During Fiscal 1996, cost of sales and operating expenses increased $58.8 million (17.5%), to $395.0 million as compared to $336.2 million during Fiscal 1995. Cost of sales grew due to the acquisitions of Standard Tallow and IPC, greater volumes of raw material purchased, and higher raw material prices paid, correlating to increased prices for fats and oils and meat and bone meal. Operating expenses increased as a result of collecting and processing higher volumes of material, higher steam expense attributable to increased natural gas prices, and expenses attributable to the expansion of CleanStar 2000, the Company's internal used restaurant cooking oil collection system.

(Page 15)

Selling, General and Administrative Expenses and Provisions for Loss Contingency

         Selling, general and administrative expenses were $32.7 million during Fiscal 1996, a $6.0 million increase from $26.7 million during Fiscal 1995. The increase in expenses was primarily attributable to the acquisitions of Standard Tallow and IPC, increases in compensation and related costs, product development costs, and professional fees. The Company recorded $6.1 million in charges to the provision for loss contingency during Fiscal 1996 to cover costs related to environmental violations at the Company's Blue Earth, Minnesota plant.

                          Depreciation and Amortization

         Depreciation and amortization charges increased $5.0 million, to $27.6 million during Fiscal 1996 as compared to $22.6 million during Fiscal 1995. This increase was due to additional depreciation on fixed asset additions and amortization on intangibles acquired as a result of the acquisitions of Standard Tallow and IPC.

                                Interest Expense

         Interest expense decreased $0.3 million, to $13.0 million during Fiscal 1996 as compared to $13.3 million during Fiscal 1995, primarily due to decreased interest rates.

                                  Income Taxes

         In Fiscal 1996, the Company recorded a $7.3 million income tax expense which consisted of $6.7 million of federal tax expense and $0.6 million for various state taxes, after taking into account the expected non-tax deductible nature of approximately $3.0 million of the expenses related to the settlement of environmental violations at the Company's Blue Earth, Minnesota plant. In Fiscal 1995, the Company recorded an $8.7 million income tax expense which consisted of $7.8 million of federal tax expense and $0.9 million of state tax expense.
                              Capital Expenditures

         The Company's capital expenditures consist primarily of investments in facilities, collection operations and environmental equipment. The Company made capital expenditures of $28.6 million during Fiscal 1996 as compared to $24.6 million in Fiscal 1995.


Fiscal Year Ended December 30, 1995 ("Fiscal 1995") Compared to Fiscal Year Ended December 31, 1994 ("Fiscal 1994")

                                     General

         The Company recorded net earnings of $14.4 million for Fiscal 1995 compared to net earnings of $7.4 million for Fiscal 1994. Operating profit increased $10.2 million, to $36.1 million in Fiscal 1995 from $25.9 million in Fiscal 1994. Interest expense, relating primarily to the Subordinated Notes, decreased from $15.2 million in Fiscal 1994 to $13.3 million in Fiscal 1995 due to a scheduled rate reduction.

                                    Net Sales

         Net sales include the sales of produced and purchased finished goods. During Fiscal 1995, net sales increased 19.0%, to $421.6 million as compared to $354.3 million during Fiscal 1994.

         This increase in sales in Fiscal 1995 was due to improvements in the finished goods markets and an increase of 6.3% in the volume of raw material processed. Average yellow grease prices were 11.4% higher during Fiscal 1995 as compared to Fiscal 1994 and average tallow prices were 11.1% higher during the same period. These price increases were primarily due to strengthening worldwide demands for fats and oils. Average meat and bone meal prices were 6.2% lower during Fiscal 1995 as compared to Fiscal 1994.

(Page 16)
                      Cost of Sales and Operating Expenses

         During Fiscal 1995, the cost of sales and operating expenses increased $53.3 million (18.9%), to $336.2 million as compared to $282.9 million during Fiscal 1994. Cost of sales grew due to increased purchases of finished product, greater volumes of raw material purchased, and higher raw material prices paid due to increased prices for fats and oils, offset somewhat by lower prices for meat and bone meal. Operating expenses increased as a result of collecting and processing higher volumes of material, offset somewhat by lower steam expense attributable to decreased natural gas prices.

                  Selling, General and Administrative Expenses

         Selling, general and administrative expenses were $26.7 million during Fiscal 1995, a $1.0 million increase from $25.7 million during Fiscal 1994. The increase in expenses was primarily related to increases in compensation and related costs and increases in product development costs.

                          Depreciation and Amortization

         Depreciation and amortization charges increased $2.7 million, to $22.6 million during Fiscal 1995 as compared to $19.9 million during Fiscal 1994. This increase was due to additional depreciation on fixed asset additions.

                                Interest Expense

         Interest expense decreased $1.9 million, to $13.3 million during Fiscal 1995 as compared to $15.2 million during Fiscal 1994. This decrease is a result of the interest rate on the Company's outstanding Subordinated Notes decreasing from 13.75% in Fiscal 1994 to 11.0% per annum in Fiscal 1995.

                                  Income Taxes

         In Fiscal 1995, the Company recorded a $8.7 million income tax expense which consisted of $7.8 million of federal tax expense and $0.9 million for various state taxes. In Fiscal 1994, the Company recorded a $3.4 million income tax expense which consisted of $3.6 million of federal tax expense and $0.5 million of state tax expense, offset by $0.7 million of foreign tax benefit.

                              Capital Expenditures

         The Company's capital expenditures consist primarily of investments in facilities, collection operations and environmental equipment. The Company made capital expenditures of $24.6 million during Fiscal 1995 as compared to $17.8 million in Fiscal 1994.

-----------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

         Effective May 23, 1995, the Company entered into a Credit Agreement (the "Credit Agreement") which provides for borrowings in the form of a Term Loan Facility ("Term Loan Facility"), Revolving Loan Facility ("Revolving Loan Facility") and an Acquisition Line ("Acquisition Line"). As of December 28, 1996, the Company was in compliance with all provisions of the Credit Agreement.

         The Term Loan Facility bears interest, payable monthly, at LIBOR (5.6055% at December 28, 1996) plus a margin (1.0% at December 28, 1996) which floats depending on the Company's compliance with certain financial covenants. The Term Loan Facility is payable by the Company in quarterly installments of $2,000,000 commencing March 31, 1996 through December 31, 1999; and an installment of $6,000,000 due on March 31, 2000, with the remaining balance due on June 30, 2000. As of December 28, 1996, $38,000,000 was outstanding under the Term Loan Facility.

(Page 17)

         The Revolving Loan Facility provides for borrowings up to a maximum of $25,000,000 with sublimits available for letters of credit and a swingline. Outstanding borrowings on the Revolving Loan Facility bear interest, payable monthly, at LIBOR (5.6055% at December 28, 1996) plus a margin (1.0% at December 28, 1996) or, for swingline advances, at a Base Rate (8.25% at December 28,
1996). Additionally, the Company must pay a commitment fee equal to 0.375% on the unused portion of the Revolving Loan Facility. The Revolving Loan Facility matures on June 30, 2000. As of December 28, 1996, $5,000,000 was outstanding under the Revolving Loan Facility. As of December 28, 1996, the Company had outstanding irrevocable letters of credit aggregating $8,513,648.

         The Acquisition Line provides for borrowings to a maximum of $40,000,000. Outstanding borrowings on the Acquisition Line bear interest, payable monthly, at LIBOR (5.6055% at December 28, 1996) plus a margin (1.25% at December 28, 1996). Outstanding borrowings under the Acquisition Line as of June 30, 1997 convert to term debt on that date. At that time, the Acquisition Line is payable by the Company in quarterly installments of $2,500,000 commencing October 1, 1997 through June 30, 1999; and $5,000,000 commencing October 1, 1999 through June 30, 2000. On May 8, 1996, the Company borrowed $10,400,000 against the Acquisition Line to purchase 100% of the stock of Standard Tallow. On August 30, 1996, the Company borrowed $29,600,000 against the Acquisition Line to purchase 100% of the stock of IPC. As of December 28, 1996, $40,000,000 was outstanding under the Acquisition Line.

         All accounts receivable, inventory and certain related intangibles of the Company are pledged as collateral for borrowings under the Credit Agreement. The Credit Agreement contains certain terms and covenants, which, among other matters, restrict the incurrence of additional indebtedness, payment of cash dividends, and expenditures for capital and environmental needs and requires the maintenance of certain minimum ratios. As of December 28, 1996, no cash dividends could be paid to the Company's stockholders pursuant to the Credit Agreement.

         The Company has Subordinated Notes outstanding with a face amount of $69,976,000. The Subordinated Notes bear interest payable semi-annually at 11% per annum until maturity, July 15, 2000.

         On December 28, 1996, the Company had a working capital deficit of $8.0 million and its working capital ratio was 0.90 to 1 compared to working capital of $12.9 million and a working capital ratio of 1.25 to 1 on December 30, 1995. The decrease in working capital is primarily the result of the acquisitions of IPC and Standard Tallow combined with the $6.5 million increase in current maturities of long-term debt and the $5.1 million increase in the Company's reserves for loss contingencies related to the anticipated settlement of environmental violations at the Company's Blue Earth, Minnesota plant. Net cash provided by operating activities has increased $12.2 million from $34.2 million during Fiscal 1995 to $46.4 million during Fiscal 1996. The Company believes that cash from operations and current cash balances, together with the undrawn balance from the Company's loan agreements, will be sufficient to satisfy the Company's planned capital requirements.


ACCOUNTING MATTERS

In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Management of the Company does not expect that adoption of SFAS No. 125 will have a material impact on the Company's financial position, results of operations, or liquidity.

(Page 18)

                                       Consolidated Statements of Operations
                                        Three years ended December 28, 1996
                                       (in thousands, except per share data)


                                                             December 28,         December 30,         December 31,
                                                                 1996               1995               1994
                                                             -----------         -----------         -----------

Net sales (note 14)                                          $  488,914          $ 421,608           $ 354,333
                                                                -------            -------             -------
Costs and expenses:
     Cost of sales and operating expenses                       395,025            336,248             282,908
     Selling, general and administrative expenses                32,767             26,675              25,680
     Depreciation and amortization                               27,611             22,576              19,871
     Provision for loss contingencies                             6,075                  -                   -
                                                               --------           --------             -------
         Total costs and expenses                               461,478            385,499             328,459
                                                                -------            -------             -------
         Operating profit                                        27,436             36,109              25,874
                                                               --------           --------             -------
Other income (expense):
     Interest expense (note 9)                                  (12,994)           (13,311)            (15,206)
     Other, net                                                     537                322                  80
                                                               --------           --------             -------
         Total other income (expense)                           (12,457)           (12,989)            (15,126)
                                                               --------            -------             -------

Income before income taxes                                       14,979             23,120              10,748
Income tax expense (note 11)                                      7,305              8,740               3,391
                                                               --------           --------            --------
         Net earnings                                        $    7,674          $  14,380           $   7,357
                                                               ========           ========            ========

Net earnings per common share (note 1)                          $ 1.38              $ 2.70              $ 1.47
                                                                 =====               =====               =====

Fully diluted earnings per common share (note 1)                $ 1.38              $ 2.67              $ 1.47
                                                                 =====               =====               =====


              The      accompanying   notes  are  an  integral   part  of  these
                       consolidated financial statements.

(Page 19)
                           Consolidated Balance Sheets
                     December 28, 1996 and December 30, 1995
                 (in thousands, except share and per share data)


                                                    December 28,    December 30,
                                                         1996            1995
ASSETS (note 8)

Current assets:
     Cash and cash equivalents                          $ 12,956       $  11,649
     Accounts receivable, principally trade, less
         allowance of $302 and $147                       35,966          30,230
     Inventories (note 4)                                 12,643          11,584
     Prepaid expenses                                      1,493           2,963
     Deferred income tax assets (note 11)                  6,184           4,281
     Other                                                   484           3,394
                                                      ----------       ---------
              Total current assets                        69,726          64,101

Property, plant and equipment, net (note 5)              175,786         155,065
Collection routes and contracts, less accumulated
   amortization of $3,222 and 7,854                       59,940          42,893
Goodwill, less accumulated amortization of
   $293 at December 28, 1996 (note 2)                     19,905               -
Other assets (note 6)                                      4,288           4,003
                                                       ---------       ---------
                                                        $329,645        $266,062
                                                         =======         =======



LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Current portion of long-term debt (note 9)          $  15,598       $   9,060
   Accounts payable, principally trade                    27,732          17,378
   Accrued expenses (note 7)                              30,118          20,831
   Accrued interest (note 9)                               4,293           3,896
                                                       ---------       ---------
            Total current liabilities                     77,741          51,165

Long-term debt, less current portion (note 9)            138,173         117,096
Other noncurrent liabilities (note 10)                    20,376          15,233
Deferred income taxes (note 11)                           29,322          27,735
                                                        --------        --------
             Total liabilities                           265,612         211,229
                                                         -------         -------

Stockholders' equity (notes 3, 9, 11 and 12):
    Common stock, $.01 par value; 10,000,000 shares
        authorized, 5,151,979 and 5,085,510 shares
        issued and outstanding                                52              51
    Additional paid-in capital                            34,570          33,045
    Retained earnings                                     29,411          21,737
                                                        --------        --------
             Total stockholders' equity                   64,033          54,833
                                                        --------        --------
Commitments and contingencies (notes 8 and 15)
                                                        $329,645        $266,062
                                                         =======         =======


              The      accompanying   notes  are  an  integral   part  of  these
                       consolidated financial statements.

(Page 20)

                                             Consolidated Statements of Stockholders' Equity

                                                   Three years ended December 28, 1996
                                                     (In thousands, except share data)


                                         Common stock           Class A common stock
                                                                                        Additional                Total
                                     Number        $.01 par     Number       $.01 par     paid-in    Retained     stockholders'
                                     of shares     value        of shares    value        capital    earnings     equity
--------------------------------------------------------------------------------------------------------------------------------


Balances at January 1, 1994          4,749,620      $ 47        249,975      $  3       $  26,977    $     -      $ 27,027

Exchange of Class A common stock
     for common stock                  249,975         3       (249,975)       (3)              -          -             -

Tax benefits relating to January
    1, 1994 valuation allowance              -         -              -         -           5,098          -         5,098

Net earnings                                 -         -              -         -              -       7,357         7,357
                                     ---------      ----       --------      ----        -------      ------         -----

Balances at December 31, 1994        4,999,595        50                        -          32,075      7,357        39,482
                                                                      -


Issuance of common stock                85,915         1              -         -             759          -           760

Tax benefits relating to January
   1, 1994 valuation allowance               -         -              -         -             211          -           211

Net earnings                                 -         -              -         -               -     14,380        14,380
                                     ---------      ----       --------      ----         -------     -------       ------

Balances at December 30, 1995        5,085,510        51             -          -          33,045     21,737        54,833



Issuance of common stock                66,469         1              -         -             619          -           620

Tax benefits relating to January
   1, 1994 valuation allowance               -         -              -         -             906          -           906

Net earnings                                 -        -               -         -               -      7,674         7,674
                                     ---------      ----        -------      ----        --------     ------       -------

Balances at December 28, 1996        5,151,979     $  52              -     $   -       $  34,570    $29,411      $ 64,033
                                     =========      ====        =======      ====        ========     ======       =======


              The      accompanying   notes  are  an  integral   part  of  these
                       consolidated financial statements.

(Page 21)

                                         Consolidated Statements of Cash Flows
                                          Three years ended December 28, 1996
                                                     (in thousands)

                                                            December 28,       December 30,       December 31,
                                                               1996                1995              1994
                                                            ------------       -----------        ------------
Cash flows from operating activities:
     Net earnings                                           $   7,674          $  14,380          $   7,357
     Adjustments to reconcile net earnings to net cash
        provided by operating activities:
         Depreciation and amortization                         27,611             22,576             19,871
         Deferred income tax expense (benefit)                    (88)             6,319              1,263
         Loss on sale of assets                                   294                196                465
         Changes in  operating  assets  and  liabilities,  net of  effects  from acquisitions:
             Accounts receivable                                1,978             (3,418)            (3,853)
             Inventories and prepaid expenses                   3,724              2,244             (7,752)
             Accounts payable and accrued expenses              4,007             (2,170)            10,453
             Accrued interest                                     391               (653)             4,260
             Other                                                824             (5,278)               510
                                                             --------           --------          ---------
                Net cash provided by operating activities      46,415             34,196             32,574
                                                             --------           --------          ---------

Cash flows from investing activities:
     Recurring capital expenditures                           (25,111)           (22,649)           (17,822)
     Capital expenditures related to acquisitions              (3,520)            (1,987)                 -
     Net proceeds from sale of property, plant and equipment,
         assets held for disposition and other assets             507                721                754
     Payments for routes                                         (707)            (4,051)            (1,725)
     Net cash paid as a result of acquisitions (note 1)        (2,098)                 -                  -
                                                             --------           --------          ---------
       Net cash used in investing activities                  (30,929)           (27,966)           (18,793)
                                                             --------           --------          ---------

Cash flows from financing activities:
     Proceeds from long-term debt                              20,124            107,178             53,013
     Payments on long-term debt                               (33,223)          (105,931)           (65,968)
     Contract payments                                         (1,700)              (916)            (1,048)
     Deferred loan costs                                            -               (740)                 -
     Issuance of common stock                                     620                760                  -
                                                             --------           --------          ---------
       Net cash provided by (used in) financing activities    (14,179)               351            (14,003)
                                                             --------           --------          ---------
Net increase (decrease) in cash and cash equivalents            1,307              6,581               (222)

Cash and cash equivalents at beginning of year                 11,649              5,068              5,290
                                                             --------           --------          ---------
Cash and cash equivalents at end of year                    $  12,956          $  11,649         $    5,068
                                                             ========           ========          =========

Supplemental disclosure of cash flow information: Cash paid during the year for:
       Interest                                             $  12,603          $  13,964          $  10,947
                                                             ========           ========           ========
       Income taxes, net of refunds                         $   1,647         $    3,920         $    1,689
                                                             ========          =========          =========



                     The  accompanying  notes  are an  integral  part  of  these consolidated financial statements.

(Page 22)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)    GENERAL

       (a)  NATURE OF OPERATIONS

           Darling International Inc. (the "Company") believes it is the largest independent recycler of food processing by-products in the United States, operating a fleet of vehicles, through which it collects animal by-products, used restaurant cooking oil and bakery by-products from butcher shops, grocery stores, independent meat and poultry processors, restaurants and bakeries nationwide. The Company processes raw materials through facilities located throughout the United States into finished products, such as tallow, meat and bone meal, yellow grease and dried bakery product. The Company sells its finished products domestically and internationally to producers of soap, cosmetics, rubber, pet food and livestock feed for use as ingredients in such products.


       (b)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           (1)  Basis of Presentation

                The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

           (2)  Fiscal Year

                The Company has a 52/53 week fiscal year ending on the Saturday nearest December 31. Fiscal years for the consolidated financial statements included herein are for the 52 weeks ended December 28, 1996, the 52 weeks ended December 30, 1995, and the 52 weeks ended December 31, 1994.

           (3)  Inventories

                Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

           (4)  Property, Plant and Equipment

                Historically, property, plant and equipment are recorded at cost. Depreciation is computed by the straight-line method over the estimated useful lives of assets, which range from three to 30 years. In accordance with Fresh Start Reporting (see Note 3), property, plant and equipment were restated to their approximate fair value as of January 1, 1994. Subsequent additions are recorded at cost.

                Maintenance  and repairs are charged to expense as incurred  and
                expenditures   for   major   renewals   and   improvements   are
                capitalized.

           (5)  Collection Routes and Contracts

                Collection routes, restrictive covenants and consulting agreements are recorded at cost and are amortized using the straight-line method over periods ranging from three to 15 years.

           (6)   Goodwill

                Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, not exceeding 30 years. Annually, the Company makes an assessment to determine the recoverability of this intangible asset.

           (7)  Environmental Expenditures

                Environmental expenditures incurred to mitigate or prevent environmental contamination that has yet to occur and that otherwise may result from future operations are capitalized. Expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenues are expensed or charged against established environmental reserves. Reserves are established when environmental assessments and/or clean-up requirements are probable and the costs are reasonably estimable.

(Page 23)

           (8)  Income Taxes

                The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

           (9)  Income Per Common Share

                Net earnings per common share are computed by dividing net earnings attributable to outstanding common stock by the weighted average number of common stock shares outstanding during the year increased by dilutive common equivalent shares (stock options) determined using the treasury stock method. Primary weighted average equivalent shares are determined based on the average market price exceeding the exercise price of the stock options. Fully diluted weighted average equivalent shares are determined based on the higher of the average or ending market price exceeding the exercise price of the stock options. Stock options are excluded from the computations for the year ended December 31, 1994 because the effect is antidilutive or immaterial.


          (10)   Stock Option Plans

                Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.


          (11)  Statements of Cash Flows

                The Company considers all short-term highly liquid instruments, with an original maturity of three months or less, to be cash equivalents.


          (12) Supplemental Schedule of Non-cash Investing and Financing Activities

                During the year ended December 28, 1996, non-cash investing and financing activities included the purchase of 100% of the common stock of Standard Tallow for $10,400,000. Assets acquired, liabilities assumed, and consideration paid for this acquisition are as follows (in thousands):

                    Fair value of assets acquired, less cash          $ 20,066
                    Liabilities assumed and incurred                   (11,094)
                    Bank debt incurred                                 (10,400)
                                                                       -------
                         Cash (received)paid upon purchase           $  (1,428)
                                                                      ========

(Page 24)

                In addition, the Company purchased 100% of the common stock of International Processing Corporation and International Transportation Service, Inc. (collectively referred to as "IPC") for $30,000,000. Assets acquired, liabilities assumed and consideration paid for this acquisition are as follows (in thousands):

                    Fair value of assets acquired, less cash        $  47,835
                    Liabilities assumed and incurred                  (14,710)
                    Bank debt incurred                                (29,600)
                                                                       ------
                         Cash (received)paid upon purchase         $    3,525
                                                                     ========


         (13)  Use of Estimates

               The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (14) Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of

               The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on December 31, 1995. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

         (15)  Financial Instruments

               The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short maturity of these instruments.

               The carrying amount of outstanding borrowings under the Credit Agreement at December 28, 1996 and December 30, 1995 approximates fair value since the borrowings bear interest at current market rates.

               The fair market value of the Subordinated Notes approximated $73,000,000 at December 28, 1996 and $72,000,000 at December 30,
               1995. The fair value of the Subordinated Notes was estimated based on current borrowing rates available for financings with non-rated, non-investment grade bonds with similar terms and maturities.

(Page 25)

(2)    ACQUISITIONS

       On August 30, 1996, the Company acquired 100% of the outstanding capital stock of IPC in accordance with a Stock Purchase Agreement (dated August 30, 1996, between the Company, IPC and the stockholders of IPC (the "Sellers")). IPC processes by-products collected from bakeries, pasta manufacturers, confectioners and snack food producers for sale to the animal feed industry. The purchase price for the capital stock of IPC was $30,000,000. The purchase price was paid in cash and was determined by agreement between the Company and the Seller. The Company funded $29.6 million of the purchase price with funds financed under the Acquisition Facility pursuant to the Credit Agreement among the Company, The First National Bank of Boston, as agent, and Harris Trust and Savings Bank, as co-agent. The remaining $400,000 of the purchase price was funded out of cash on hand. In connection with the acquisition, the Company also paid approximately $2.8 million in full payment and retirement of certain indebtedness of IPC. The Company used cash on hand to fund the repayment of such indebtedness.

       The acquisition was accounted for under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16 and operations since the acquisition date have been included in the consolidated statements of earnings. The excess of the total acquisition cost over the recorded value of assets acquired was allocated to goodwill in the amount of $15.9 million and will be amortized over 30 years.

       The pro forma results of operations which follow assume that the acquisition had occurred at the beginning of each period presented. In addition to combining the historical results of operations of the two companies, the pro forma calculations include adjustments for the estimated effect on the Company's historical results of operations for depreciation and amortization and interest related to the acquisition. (in thousands, except per share data)
                                                  Year ended       Year ended
                                                 December 28,     December 31,
                                                     1996             1995
                                                 (unaudited)       (unaudited)
                                               --------------------------------
                  Sales                           $  544,436       $  477,459
                  Net earnings                        10,298           14,227
                  Earnings per share                  $1.86            $2.67


         On May 8,  1996,  the  Company  acquired  100% of the  common  stock of
         Standard  Tallow  for  $10,400,000.   The  Company  recorded   goodwill
         associated with this acquisition in the amount of $4.3 million which will be amortized over 30 years.


(3)    THE SETTLEMENT AND FRESH START REPORTING

         On October 22, 1993, the Company entered into a settlement agreement providing for a restructure of the Company's debt and equity and resolution of a class action lawsuit ("the Settlement"). On December 29, 1993 (the "Effective Date"), the Settlement was consummated and became binding on all original note holders.

         The Settlement was accomplished pursuant to a court order which was tantamount to a prepackaged bankruptcy despite the fact that the Settlement did not occur under the Bankruptcy Code. Accordingly, the Company has accounted for the Settlement using "Fresh Start Reporting" as of January 1, 1994 in accordance with Statement of Position 90-7, "Financial Reporting by Entities In Reorganization Under the United States Bankruptcy Code" ("SOP 90-7") issued by the American Institute of Certified Public Accountants.

(Page 26)

         Using a valuation of the Company performed by an independent appraiser, the Company determined the total reorganization value of all its assets to be approximately $236,294,000 as of January 1, 1994. The historical values of the Company's liabilities, other than deferred income taxes, approximated fair value at January 1, 1994. Deferred income taxes were recorded in conformity with generally accepted accounting principles. The Company's accumulated deficit was eliminated as of January 1, 1994.

(4)    INVENTORIES

       A summary of inventories follows (in thousands):

                                           December 28,     December 30,
                                               1996             1995
                                          -------------------------------
              Finished product               $ 12,005          $ 11,038
              Supplies and other                  638               546
                                            ---------         ---------
                                             $ 12,643          $ 11,584
                                              =======           =======

(5)    PROPERTY, PLANT AND EQUIPMENT

       A summary of property, plant and equipment follows (in thousands):

                                             December 28,      December 30,
                                                 1996              1995
                                            --------------------------------
             Land                             $  20,717         $  18,545
             Buildings and improvements          26,113            22,730
             Machinery and equipment            122,195           100,632
             Vehicles                            50,269            39,994
             Construction in process             12,465             7,362
                                              ---------        ----------
                                                231,759           189,263
             Accumulated depreciation           (55,973)          (34,198)
                                              ---------         ---------
                                               $175,786          $155,065
                                                =======           =======

(6)    OTHER ASSETS

       Other assets consist of the following (in thousands):

                                               December 28,      December 30,
                                                   1996              1995
                                              --------------------------------
             Prepaid pension cost (note 13)      $  2,028          $  2,250
             Deposits and other                     2,260             1,753
                                                  -------           -------
                                                 $  4,288          $  4,003
                                                  =======           =======

(7)    ACCRUED EXPENSES

       Accrued expenses consist of the following (in thousands):

                                              December 28,      December 30,
                                                  1996              1995
                                             ---------------------------------
             Insurance                         $   2,257         $   3,787
             Compensation and benefits             4,854             5,328
             Utilities and sewage                  2,904             2,240
             Reserve for environmental and
               litigation matters (note 15)        7,350             2,000
             Income taxes payable                  3,034               297
             Other                                 9,719             7,179
                                                 --------           -------
                                                $ 30,118          $ 20,831
                                                 ========           =======
(8)    LEASES

       The Company leases nine plants and storage locations, four office locations and a portion of its transportation equipment. Leases are noncancellable and expire at various times through the year 2028. Minimum rental commitments under noncancellable leases as of December 28, 1996, are as follows (in thousands):

           Period Ending Fiscal                  Operating Leases
           --------------------                  ----------------
              1997                                    $ 2,143
              1998                                      1,732
              1999                                      1,442
              2000                                      1,280
              2001                                      1,058
              Thereafter                                9,733
                                                      -------
                     Total                            $17,388


       Rent expense for the years ended December 28, 1996, December 30, 1995 and
       December   31,   1994  was   $1,929,000,   $1,163,000   and   $1,081,000,
       respectively.

(Page 27)

(9)    LONG-TERM DEBT

       Long-term debt consists of the following (in thousands):

                                                    December 28,   December 30,
                                                        1996           1995
                                                  -----------------------------
        Credit Agreement:
            Revolving Loan Facility                 $    5,000     $    5,000
            Term Loan Facility                          38,000         47,000
            Acquisition Line                            40,000              -
        First Priority Senior Subordinated Notes        69,976         69,976
        Other notes                                        795          4,180
                                                      --------       --------
                                                       153,771        126,156
        Less current maturities                         15,598          9,060
                                                      --------       --------
                                                      $138,173       $117,096
                                                      ========       ========

       CREDIT AGREEMENT

       Effective May 23, 1995, the Company entered into a Credit Agreement (the "Credit Agreement") which provides for borrowings in the form of a Revolving Loan Facility, Term Loan Facility, and an Acquisition Line.

       The Revolving Loan Facility provides for borrowings up to a maximum of $25,000,000 with sublimits available for letters of credit and a swingline. Outstanding borrowings on the Revolving Loan Facility bear interest, payable monthly, at LIBOR (5.6055% at December 28, 1996) plus a margin (1.0% at December 28, 1996) or, for swingline advances, at a Base Rate (8.25% at December 28, 1996). Additionally, the Company must pay a commitment fee equal to 0.375% on the unused portion of the Revolving Loan Facility. The Revolving Loan Facility matures on June 30, 2000. As of December 28, 1996, $5,000,000 was outstanding under the Revolving Loan Facility. As of December 28, 1996, the Company had outstanding irrevocable letters of credit aggregating $8,513,648.

       The Term Loan Facility bears interest, payable monthly, at LIBOR (5.6055% at December 28, 1996) plus a margin (1.00% at December 28, 1996) which floats depending on the Company's compliance with certain financial covenants. The Term Loan Facility is payable by the Company in quarterly installments of $2,000,000 commencing on March 31, 1996 through December 31, 1999; and an installment of $6,000,000 due on March 31, 2000, with the remaining balance due on June 30, 2000. As of December 28, 1996, $38,000,000 was outstanding under the Term Loan Facility.

       The Acquisition Line provides for borrowings to a maximum of $40,000,000. Outstanding borrowings on the Acquisition Line bear interest, payable monthly, at LIBOR (5.6055% at December 28, 1996) plus a margin (1.25% at December 28, 1996). Outstanding borrowings under the Acquisition Line as of June 30, 1997 convert to term debt on that date. At that time, the Acquisition Line is payable by the Company in quarterly installments of $2,500,000 commencing October 1, 1997 through June 30, 1999; and
       $5,000,000 commencing October 1, 1999 through June 30, 2000. On May 8, 1996, the Company borrowed $10,400,000 against the Acquisition Line to purchase 100% of the stock of Standard Tallow. On August 30, 1996, the Company borrowed $29,600,000 against the Acquisition Line to purchase 100% of the stock of IPC. As of December 28, 1996, $40,000,000 was outstanding under the Acquisition Line.

       All accounts receivable, inventory and certain related intangibles of the Company are pledged as collateral for borrowings under the Credit Agreement. The Credit Agreement contains certain terms and covenants, which, among other matters, restrict the incurrence of additional indebtedness, payment of cash dividends, and expenditures for capital and environmental needs and require the maintenance of certain minimum financial ratios. As of December 28, 1996, no cash dividends could be paid to the Company's stockholders pursuant to the Credit Agreement.

(Page 28)

       SUBORDINATED NOTES

       The Subordinated Notes have a face amount of $69,976,000, are unsecured, and bear interest at a rate of 13.75% per annum for the period from December 29, 1993 through December 30, 1995 and 11% per annum thereafter until maturity. Interest is payable in cash on each January 15 and July 15, beginning July 15, 1994. The Subordinated Notes are subject to redemption in whole or in part at the option of the Company at redemption prices, plus accrued and unpaid interest. The Subordinated Notes mature on July 15, 2000 and are subordinate to all outstanding borrowings under the Credit Agreement.

       The Subordinated Notes indenture contains certain terms and covenants, which primarily relate to asset sales, additional indebtedness, dividend payments and early redemption of capital stock. Under the Subordinated Notes indenture, the Company is permitted to incur additional indebtedness within certain limits and subject to certain performance criteria.

       OTHER

       Aggregate maturities of long-term debt subsequent to December 28, 1996 are as follows (in thousands):

                                  1997                 $15,598
                                  1998                  18,113
                                  1999                  23,084
                                  2000                  96,976


 (10)  OTHER NONCURRENT LIABILITIES

       Other noncurrent liabilities consist of the following (in thousands):

                                                    December 28,    December 30,
                                                         1996             1995
                                                    ---------------------------
            Reserve for insurance, environmental
               and litigation matters (note 15)       $  9,829          $10,395
            Liabilities associated with consulting
               and noncompete agreements                 9,356            3,714
            Other                                        1,191            1,124
                                                       -------          -------
                                                       $20,376          $15,233
                                                       =======           ======

       The Company sponsors a defined benefit health care plan that provides postretirement medical and life insurance benefits to certain employees. The Company accounts for this plan in accordance with Statement of Financial Accounting Standards No. 106 and the effect on the Company's financial position and results of operations is immaterial.


 (11)  INCOME TAXES

       Income tax expense (benefit) attributable to income before income taxes consists of the following (in thousands):


                                December 28,      December 30,     December 31,
                                    1996              1995             1994
                              -----------------------------------------------
         Current:
                Federal           $6,801            $1,883           $1,755
                State                592               509              373
             Foreign                   -                29                -
         Deferred:
                Federal              (62)            5,921            1,884
                State                (26)              398              161
             Foreign                   -                 -             (782)
                                  ------            ------           ------
                                  $7,305            $8,740           $3,391
                                  ======            ======           ======

(Page 29)

       Income tax expense for the years ended December 28, 1996, December 30, 1995, and December 31, 1994 differed from the amount computed by applying the statutory U.S. federal income tax rate (35%) to income before income taxes as a result of the following (in thousands):


                                      December 28,   December 30,   December 31,
                                          1996          1995            1994
                                     -------------------------------------------
          Computed "expected"
            tax expense               $  5,243        $  8,092        $  3,762
          State income taxes,
            net of federal benefit         368             590             347
          Tax-exempt income of
            foreign sales corporation     (323)           (448)           (587)
          Nondeductible fines and
            penalties (note 15)          1,058               -               -
          Other, net                       959             506            (131)
                                       -------        --------        --------
                                      $  7,305        $  8,740        $  3,391
                                       =======         =======         =======


       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 28, 1996 and December 30, 1995 are presented below (in thousands):

                                                     December 28,   December 30,
                                                         1996            1995
                                                    ----------------------------
      Deferred tax assets:
        Net operating loss carryforwards               $ 29,859       $ 32,042
        Foreign tax credits and capital
           loss carryforwards                             4,434          4,434
        Loss contingency reserves                         6,038          5,700
        Deferred loan and other costs capitalized
           and amortized for tax purposes                   890          1,142
        Other                                             2,112          2,333
                                                       --------        -------
             Total gross deferred tax assets             43,333         45,651
             Less valuation allowance                   (19,472)       (20,402)
                                                       --------        -------
             Net deferred tax assets                     23,861         25,249
                                                       --------        -------
      Deferred tax liabilities:
        Collection routes and contracts                 (13,337)       (13,352)
        Property, plant and equipment                   (32,812)       (34,456)
        Other                                              (850)          (895)
                                                        -------        -------
             Total gross deferred tax liabilities       (46,999)       (48,703)
                                                        -------        -------
                                                       $(23,138)      $(23,454)
                                                        =======        =======

       The portion of the deferred tax assets and liabilities expected to be recognized in fiscal 1997 has been recorded at December 28, 1996 in the accompanying consolidated balance sheet as a net current deferred income tax asset of $6,184,000. The remaining non-current deferred tax assets and liabilities have been recorded as a net deferred income tax liability of $29,322,000 at December 28, 1996 in the accompanying consolidated balance sheet.

       The valuation allowance for deferred tax assets as of December 28, 1996 and December 30, 1995 was $19,472,000 and $20,402,000, respectively. The net changes in the total valuation allowance for the years ended December 28, 1996 and December 30, 1995 were decreases of $930,000 and $1,329,000, respectively. The Company believes that the remaining net deferred tax assets at December 28, 1996 and December 30, 1995 will be realized primarily through future reversals of existing taxable temporary differences.

       At December 28, 1996, the Company had net operating loss carryforwards for federal income tax purposes of approximately $78,575,000 which are available to offset future federal taxable income through 2008. The availability of the net operating loss carryforwards to reduce future taxable income is subject to various limitations. As a result of the change in ownership, the Company believes utilization of its net operating loss carryforwards is limited to $3,400,000 per year for the remaining  life  of the  net  operating  losses.  The  Company  also  has approximately $3,780,000 of foreign tax credits and approximately $314,000 of capital loss carryforwards which are available to reduce future federal income taxes, if any, through 1998.

       The Company reports tax benefits utilized related to the January 1, 1994 valuation allowance ($906,000 in 1996, $211,000 in 1995 and $5,098,000 in
       1994) as a direct addition to additional paid-in capital.

(12)   STOCKHOLDERS' EQUITY

       (a)    COMMON EQUITY

              On December 29, 1993, the Company issued 4,749,620 and 249,975 shares of the Company's common stock and Class A common stock, respectively. On November 2, 1994, all shares of Class A common stock were converted to common stock on a one-for-one basis.

(Page 30)

       (b)    STOCK OPTIONS

              At December 29, 1993, the Company granted options to purchase 128,205 shares of the Company's Class A common stock to the former owners of the Redeemable Preferred Stock. The options have a term of ten years from the date of grant and may be exercised at a price of $10.35 per share (approximated market value at the date of grant). On November 2, 1994, all outstanding shares of Class A common stock were converted into an equal number of shares of common stock and all options to purchase Class A common stock became options to purchase common stock.

              The 1993 Flexible Stock Option Plan and the 1994 Employee Flexible Stock Option Plan provide for the granting of stock options to key officers and salaried employees of the Company and its subsidiaries. Options to purchase common stock were granted at a price approximating fair market value at the date of grant. Options granted under the plans expire ten years from the date of grant. Vesting occurs on each anniversary of the grant date as defined in the specific option agreement. The plans also provide for the acceleration by one year of vesting of all non-vested shares upon the termination of the employee's employment in certain circumstances or upon a change in management control.

              The Non-Employee Directors Stock Option Plan provides for the granting of options to non-employee directors of the Company. As of December 28, 1996, options to purchase 82,000 shares of common stock had been granted pursuant to this plan. The options have a term of ten years from the date of grant and may be exercised at a price of $10.00 - $27.125 per share (approximated market value at the date of grant). The options vest 25% six months after the grant date and 25% on each anniversary date thereafter.

              The per share weighted average fair value of stock options granted during 1996 and 1995 was $13.89 and $8.22, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted assumptions:
                                                         1996           1995
                                                    --------------------------
                  Expected dividend yield               0.0%           0.0%
                  Risk-free interest rate               6.6%           6.5%
                  Expected life                       10 years       10 years
                  Expected volatility                   6.20           5.59

              The Company applies APB Opinion No. 25 in accounting for its Plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements as stock options were granted at market value on the grant date. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings would have been reduced to the pro forma amounts indicated below (in thousands, except per share):

                                                                1996       1995
                                                               ------     ------
          Net earnings                          As reported     $7,674   $14,380
                                                Pro forma       $7,104   $14,308

          Primary earnings per common share     As reported      $1.38    $2.70
                                                Pro forma        $1.28    $2.69

              Pro forma net earnings reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options vesting period and compensation cost for options granted prior to January 1, 1995 are not considered.

(Page 31)

              A summary of transactions for all stock options granted follows:

                                                                           Option            Weighted-avg.
                                                            Number of      exercise price    exercise price
                                                            shares         per share         per share
       ---------------------------------------------------------------------------------------------------
              Options outstanding at January 1, 1994          622,705      $8.57 - 10.35     $  8.94
                         Granted                              182,300      10.00 - 12.375      12.01
                         Canceled                             (49,450)          8.57            8.57
                                                            -----------
              Options outstanding at December 31, 1994        755,555      8.57 - 12.375        9.70
                         Granted                              247,700      13.875 - 27.75      17.08
                         Canceled                              (9,430)     10.00 - 12.375       8.85
                         Exercised                            (85,915)     8.57 - 12.375       11.04
                                                            -----------
              Options outstanding at December 30, 1995        907,910       8.57 - 27.75       11.78
                         Granted                              145,900      26.375-30.875       28.84
                         Canceled                              (9,536)     8.57 - 12.375        9.30
                         Exercised                            (66,564)     8.57 - 12.375       10.20
                                                            -----------
              Options outstanding at December 28, 1996        977,710      8.57 - 30.875       14.51
                                                            ===========
                                                            ===========
              Options exercisable at December 28, 1996        490,587      $8.57 - 30.875    $ 11.89
                                                            ===========

     At December 28, 1996, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $8.57-$30.875 and
     7.89 years, respectively.

     At December 28, 1996 and December 31, 1995, the number of options exercisable was 349,335 and 490,587, respectively, and the weighted-average exercise price of those options was $10.31 and $11.89, respectively.

(13)   EMPLOYEE BENEFIT PLANS

       The Company has retirement and pension plans covering substantially all of its employees. Most retirement benefits are provided by the Company under separate final-pay noncontributory pension plans for all salaried and hourly employees (excluding those covered by union-sponsored plans) who meet service and age requirements. Benefits are based principally on length of service and earnings patterns during the five years preceding retirement.

       The Company's funding policy for those plans is to contribute annually not less than the minimum amount required nor more than the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

       The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheets based on the measurement date (October 1, 1996 and 1995) (in thousands):

                                                                  December 28, 1996                December 30, 1995
                                                           -----------------------------    -----------------------------
                                                               Assets         Benefits       Assets          Benefits
                                                               exceed         exceed         exceed          exceed
                                                               benefits       assets         benefits        assets
                                                           ---------------------------------------------------------------
        Actuarial present value of benefit obligations:
              Vested benefit obligation                        $29,317       $  2,023        $  3,184        $ 27,057
                                                                ======        =======         =======         =======
              Accumulated benefit obligation,
                 including vested benefits                      29,103          2,163           3,352          27,205
                                                                ======        =======         =======         =======
        Projected benefit obligation for
                 services rendered to date                      32,341          2,163           3,352          30,100
        Plan assets at fair value (primarily equity
                 and debt instruments)                          33,234          1,978           3,996          29,452
                                                                ------        -------         -------         -------
        Plan assets in excess of (less than)
                 projected benefit obligation                      893           (185)            644            (648)
        Unrecognized net loss from past
                 experience different from that assumed
               and effects of changes in assumptions               840            468             344           1,720
        Adjustment for contributions made from
               measurement date to year end                         -              12              23             167
                                                               -------        -------        --------         -------
        Prepaid pension cost
                 included in consolidated balance sheet        $ 1,733       $    295        $  1,011        $  1,239
                                                               =======        =======         =======         =======

(Page 32)

Net pension cost includes the following components (in thousands):

                                     December 28,   December 30,    December 31,
                                          1996          1995            1994
                                     ------------------------------------------
   Service cost                        $  1,033       $     779       $    906
   Interest cost                          2,463           2,241          2,086
   Actual return on plan assets          (2,737)         (4,363)           892
   Net amortization and deferral           (154)          1,839         (3,445)
                                       --------        --------         ------
               Net pension cost        $    605       $     496       $    439
                                       ========        ========        =======

Assumptions used in accounting for the employee benefit pension plans were:

                                                     December 28,   December 30,
                                                            1996       1995
                                                     --------------------------
   Weighted average discount rate                         7.75%        7.50%
   Rate of increase in future compensation levels         5.02%        5.90%
   Expected long-term rate of return on assets            8.75%        8.75%


       The Company participates in several multi-employer pension plans which provide defined benefits to certain employees covered by labor contracts. These plans are not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts. Information with respect to the Company's proportionate share of the excess, if any, of the actuarially computed value of vested benefits over these pension plans' net assets is not available. The cost of such plans amounted to $1,333,000, $1,288,000, and $1,252,000 for the years ended
       December   28,  1996,   December   30,  1995,   and  December  31,  1994,
       respectively.


(14)   NET SALES

       The Company has no material foreign operations, but exports a portion of its products to customers in various foreign counties. Total export sales were $119,055,000, $169,829,000, and $105,698,000 for the years ended
       December   28,  1996,   December   30,  1995,   and  December  31,  1994,
       respectively.

       Concentration of credit risk is limited due to the Company's diversified customer base and the fact that the Company sells commodities. No single customer accounted for more than 10% of the Company's net sales in 1996, 1995 and 1994.


(15)   CONTINGENCIES

       (a)   ENVIRONMENTAL

           Blue Earth

                  The United States Attorney for the District of Minnesota and the State of Minnesota since 1992 have been conducting an investigation of alleged state and federal wastewater violations at the Company's Blue Earth, Minnesota plant. The Company has fully cooperated with the government in its investigation and continues to do so. The Company and the U.S. Attorney have reached a settlement providing for payment of a total of $4,000,000. This settlement payment is intended to resolve all federal and state civil, criminal and administrative claims, through payment of civil and criminal fines and penalties, as well as funding the restitution, remediation and community service required as part of the criminal settlement. The settlement is subject to court approval, and is subject to the resolution of pending negotiations with the U.S. Environmental Protection Agency of the terms of a Consent Decree. The Company recorded a provision for loss contingency of $6,100,000 during Fiscal 1996 to cover the expected cost of the settlement as well as legal, environmental and other related costs.

           Chula Vista

           The Company is the owner of an undeveloped property located in Chula Vista, California (the "Site"). A rendering plant was operated on the Site until 1982. From 1959 to 1978, a portion of the Site was used as an industrial waste disposal facility which was closed pursuant to Closure Order No. 80-06 issued by the State of California Regional Water Quality Control Board for the San Diego Region (the "RWQCB"). The Site has been listed by the State of California as a site for which expenditures for removal and remedial actions may be made by the State pursuant to the California Hazardous Substances Account Act, California Health & Safety Code Section 25300 et seq. Technical consultants retained by the Company have conducted various investigations of the environmental conditions at the Site, and in 1996, requested that the RWQCB issue a "no further action" letter with respect to the Site. The RWQCB has not yet taken any formal action in response to such request.

(Page 33)
           Underground Storage Tanks

           The Company's processing operations do not produce hazardous or toxic wastes; however, the Company does operate underground fuel storage tanks ("UST's") that are subject to federal, state and local laws and regulations. As of December 28, 1996, the Company has removed or closed 165 of its 177 UST's. The Company plans to remove an additional number of UST's in 1997.

        (b) LITIGATION

            Petruzzi

            An antitrust class action suit was filed in 1986 by Petruzzi IGA Supermarkets in the United States District Court for the Middle District of Pennsylvania (the "Class Action Suit") seeking damages from the Company. On September 14, 1995, the Company entered into a settlement agreement providing for the disposal of all claims in the Class Action Suit. The settlement agreement was approved by the District Court on December 20, 1995. The District Court has yet to rule on the petitions for attorneys' fees.


            Other Litigation

            The Company is also a party to several other lawsuits, claims and loss contingencies incidental to its business.

       The Company purchases its workers compensation, auto and general liability insurance on a retrospective basis. The Company accrues its expected ultimate costs related to claims occurring during each fiscal year and carries this accrual as a reserve until such claims are paid by the Company.

       The Company has established loss reserves for insurance, environmental and litigation matters as a result of the matters discussed above. Although the ultimate liability cannot be determined with certainty, management of the Company believes that reserves for contingencies are reasonable and sufficient based upon present governmental regulations and information currently available to management. The Company estimates the range of possible losses related to environmental and litigation matters, based on certain assumptions, is between $10,000,000 and $19,100,000 at December 28, 1996. The accrued expenses and other noncurrent liabilities classifications in the Company's consolidated balance sheets include reserves for insurance, environmental and litigation contingencies of $20,847,000 and $16,325,000 at December 28, 1996 and December 30, 1995,
       respectively. There can be no assurance, however, that final costs will not exceed current estimates. The Company believes that any additional liability relative to such lawsuits and claims which may not be covered by insurance would not likely have a material adverse effect on the Company's financial position, although it could potentially have a material impact on the results of operations in any one year.


 (16) QUARTERLY FINANCIAL DATA (UNAUDITED AND IN THOUSANDS EXCEPT PER SHARE AMOUNTS):

                                                              Year Ended December 28, 1996
                                          ----------------------------------------------------------------------
                                            First Quarter     Second Quarter    Third Quarter    Fourth Quarter
          Net sales                             $109,741           $114,253          $127,249          $137,672
          Operating profit                         8,918              9,223             3,203             6,092
          Net earnings (loss)                      3,931              3,613            (1,253)            1,382
          Primary earnings (loss) per share         0.72              0.65             (0.24)             0.25

                                                              Year Ended December 30, 1995
                                          ----------------------------------------------------------------------
                                            First Quarter     Second Quarter    Third Quarter    Fourth Quarter
          Net sales                             $106,590          $105,658        $  95,467          $113,893
          Operating profit                        11,908             9,977            6,319             7,905
          Net earnings                             5,049             4,433            2,061             2,837
          Primary earnings per share               1.01              0.84             0.38              0.52


(Page 34)

                          INDEPENDENT AUDITORS' REPORT




The Board of Directors and Shareholders
Darling International Inc.:


We have audited the consolidated financial statements of Darling International Inc. and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darling International Inc. and subsidiaries as of December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 28, 1996, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.




                                                        KPMG Peat Marwick LLP


Dallas, Texas
February 7, 1997

(Page 35)

STOCK INFORMATION

The common stock of Darling International Inc. is traded on the National Market System of the National Association of Securities Dealers' Automated Quotation System ("Nasdaq") under the symbol "DARL."

The following table sets forth the quarterly high and low sale prices of the Common Stock as reported by the Nasdaq National Market System for the three fiscal years ended December 28, 1996:

Fiscal 1994 Quarter Ended                  High        Low
   April 2, 1994                           N/A          N/A
   July 2, 1994                            N/A          N/A
   October 1, 1994                        $13.00       $11.00
   December 31, 1994                      $13.25       $10.75

Fiscal 1995 Quarter Ended                  High        Low
   April 1, 1995                          $14.125 $13.000
   July 1, 1995                           $23.375 $13.750
   September 30, 1995                     $30.000 $22.250
   December 30, 1995                      $29.000 $21.750

Fiscal 1996 Quarter Ended
   March 30, 1996                         $30.625 $26.625
   June 29, 1996                          $29.000 $21.750
   September 28, 1996                     $28.250 $24.750
   December 28, 1996                      $31.875 $27.250

At March 24, 1997, there were approximately 67 stockholders of record.

The Company has not paid dividends on the common stock since January, 1989, and has no plans to pay dividends in the foreseeable future. The Company intends instead to retain future earnings for reinvestment in its business or reduction of its indebtedness.

CORPORATE INFORMATION


DIRECTORS

Dennis B. Longmire
Chairman of the Board since 1995
Former President of Premier Agri-Technologies
Former Vice President at Central Soya Co., Inc.

Craig Scott Bartlett, Jr.
Director since 1994
Former Sr. Lending Officer and Chairman, Credit Policy Committee,
     National Westminster Bank, USA

Fredric J. Klink
Director since 1995
Partner, Dechert Price and Rhoads (law firm)

Denis J. Taura
Director since 1993
Chairman and founder of D. Taura & Associates (consulting firm)
Former Partner with KPMG Peat Marwick

John C. Waterfall
Director since 1995
President and co-founder, Morgens, Waterfall, Vintiadis & Company, Inc.



OFFICERS

Dennis B. Longmire
  Chief Executive Officer

Douglas P. Anderson
   Executive Vice President

John R. Witt
   Vice President and  Chief Financial Officer

Omer A. Dreiling, II
   Vice President of Southwest Division

James A. Ransweiler
   Vice President of Great Lakes Division

Robert L. Willis
   Vice President of Midwest Division

Robert E. McMullen
   President of International Processing Corporation

James A. Coalson
   Vice President of Research & Technology

William R. McMurtry
   Vice President of Environmental Affairs

Richard Diamond
   Vice President of Market Development

Mark C. Levy
   Vice President and Corporate Controller

Gilbert L. Gutierrez
   Vice President of Human Resources

Joseph R. Weaver, Jr.
   General Counsel and Secretary

Brad Phillips
   Treasurer


(Inside back cover)

PRINCIPAL OFFICES
Darling International Inc.
251 O'Connor Ridge Blvd., Suite 300
Irving, Texas  75038    phone: (972)717-0300


STOCK INFORMATION The Common Stock of Darling International Inc. is traded on the National Market System of the National Association of Securities Dealers' Automated Quotation System ("Nasdaq") under the symbol "DARL."

TRANSFER AGENT AND REGISTRAR
The First National Bank of Boston
c/o Boston EquiServe
P.O. Box 8040
Boston,  MQ  02266-8040

LEGAL COUNSEL
Dechert Price & Rhoads
30 Rockefeller Plaza
New York,  NY  10112

AUDITORS
KPMG Peat Marwick LLP
200 Crescent Court, Suite 300
Dallas, Texas  75201-1885


THE ANNUAL MEETING
will be held at 10:00 a.m. on May 20, 1997
at:     The Mansion on Turtle Creek
        2821 Turtle Creek,  Dallas, Texas  75219

DARLING INTERNATIONAL INC.'s
Annual Report on FORM 10-K
is available upon request without charge,
c/o:    Investor Relations,
        Darling International Inc.
        251 O'Connor Ridge Blvd., Suite 300
        Irving, TX  75038

(back cover):

(Darling logo)
Darling International Inc.
251 O'Connor Ridge Blvd., Suite 300, Irving, TX  75038